Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

OF

INVESTCORP EUROPE ACQUISITION CORP I

INVESTCORP EUROPE ACQUISITION CORP I

(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	amending Article 49.5 by deleting the following clause:

“In the event that either the Company does not consummate a Business Combination by June 17, 2024 (the “Extended Date”), or by such later time as the Members may approve in accordance with the Articles, the Company shall:”, and replacing it with the following:

“In the event that either the Company does not consummate a Business Combination by December 17, 2024 (the “Extended Date”), or by such later time as the Members may approve in accordance with the Articles, the Company shall:”.